FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of October 2020

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding issue of super short-term debentures of Huaneng Power International, Inc. (the Registrant”), made by the Registrant on October 24,  2020.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever  for any  loss howsoever arising from  or  in reliance upon the whole or any part of the contents of this announcement.

華能國際電力股份有限公司

HUANENG POWER INTERNATIONAL, INC.

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 902)

OVERSEAS REGULATORY ANNOUNCEMENT ISSUE OF SUPER SHORT-TERM DEBENTURES

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities    on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

As resolved at the 2019 annual general meeting of Huaneng  Power  International,  Inc.  (the “Company”) held on 16 June 2020, the Company has been given a mandate to issue super short-term debentures (in either one or multiple tranches on rolling basis) with a principal  amount  of  up  to  RMB30 billion (which means that the outstanding  principal  balance  of  the  super  short-term debentures in issue shall not exceed RMB30 billion at any time  within  the  period  as  prescribed  therein) within the period from approval obtained at 2019 annual general meeting to the conclusion of   the 2020 annual general meeting.

The Company has recently completed the issue of the fifth tranche of the Company’s super short-term debentures for 2020 (the “Debentures”). The total issuing amount was RMB2 billion with a maturity period of 30 days whereas the unit face value is RMB100 and the interest rate is 1.3%.

Bank of Ningbo Co., Ltd. acts as the lead underwriter to form the underwriting syndicates for the Debentures, which were placed through book-building and issued in the domestic bond market among banks. The proceeds from the Debentures will be used to supplement the working capital of the headquarters of the Company, adjust debts structure and repay the debt financing instruments due.

The relevant documents in respect of the Debentures are posted on China  Money  and  Shanghai  Clearing House at websites of www.chinamoney.com.cn and www.shclearing.com, respectively.

The Debentures do not constitute any transaction under Chapter 14 and Chapter 14A of the Listing  Rules.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Zhao Keyu (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Zhao Ping (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Kui (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Lu Fei (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Guo Hongbo (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
24 October 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Huang Chaoquan

	Name:	Huang Chaoquan

	Title:	Company Secretary

Date:     October 26, 2020